Exhibit 16.1

August 21, 2024

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated August 21, 2024, of Altisource Asset Management Corporation and are in agreement with the statements contained in the second, third and fourth paragraphs on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP